

August 24, 2021

Mike Logozzo
Chief Financial Officer
ReAlpha Asset Management Inc
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: ReAlpha Asset Management Inc**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed August 11, 2021**
> **File No. 024-11523**

Dear Mr. Logozzo:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed August 11, 2021

General

1. We note your response to comment 1, and we disagree with your analysis as to whether funds from this offering should be aggregated with funds from any Regulation A offerings of membership interests by the Property LLCs; however, we have no further comments at this time. Please note that we may have further comments in the future.

You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giri Devanur